UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Electromed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

285409108

(CUSIP Number)

Andrew Summers

Summers Value Partners LLC

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 502-3339

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		186,835
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

186,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

186,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		186,835
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

186,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

186,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		507,059
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

507,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

507,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO, IA

6

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		507,059
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

507,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

507,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Robert W. Leasure Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

William F. Sawyer IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Charles E. Triano Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 285409108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Summers Value Fund LP, a Delaware limited partnership (“Summers Value Fund”);
(ii)	SVP Deal Fund 1 LP, a Delaware limited partnership (“SVP Fund”);
(iii)	Summers Value Partners GP LLC, a Delaware limited liability company (“Summers Value GP”), which serves as the general partner of Summers Value Fund;
(iv)	SVP Deal Fund 1 GP LLC, a Delaware limited liability company (“SVP GP”), which serves as the general partner of SVP Fund;
(v)	Summers Value Partners LLC, a Delaware limited liability company (“Summers Value Partners”), which serves as the investment manager of each of Summers Value Fund and SVP Fund;
(vi)	Andrew Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners;
(vii)	Robert W. Leasure Jr.;
(viii)	William F. Sawyer IV; and
(ix)	Charles E. Triano Jr.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Summers Value Fund, SVP Fund, Summers Value GP, SVP GP, Summers Value Partners and Mr. Summers is 90 Madison Street, Suite 303, Denver, Colorado 80206. The address of the principal office of Mr. Leasure is 462 South Fourth Street, Suite 1770, Louisville, Kentucky 40402. The address of the principal office of Mr. Sawyer is 1401 Lawrence Street, 16th Floor, Denver, Colorado 80202. The address of the principal office of Mr. Triano is 235 E. 42nd Street, New York, New York 10017.

(c)       The principal business of each of Summers Value Fund and SVP Fund is investing in securities. The principal business of Summers Value GP is serving as the general partner of Summers Value Fund. The principal business of SVP GP is serving as the general partner of SVP Fund. The principal business of Summers Value Partners is serving as the investment manager of each of Summers Value Fund and SVP Fund. The principal occupation of Mr. Summers is serving as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners. The principal occupation of Mr. Leasure is serving as President, Chief Executive Officer and a director of Inotiv, Inc., a leading contract research organization specializing in nonclinical and analytical drug discovery and development services, and as the Managing Member and President of LS Associates LLC, a management and consulting firm. The principal occupation of Mr. Sawyer is serving as a Portfolio Manager at Myriad Asset Management Ltd., an investment firm. The principal occupation of Mr. Triano is serving as Senior Vice President, Investor Relations, at Pfizer Inc., a multinational pharmaceutical and biotechnology company.

11

CUSIP No. 285409108

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Summers Value Fund, SVP Fund, Summers Value GP, SVP GP and Summers Value Partners are organized under the laws of the State of Delaware. Messrs. Summers, Leasure, Sawyer and Triano are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Summers Value Fund and SVP Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 320,224 Shares beneficially owned by Summers Value Fund is approximately $2,030,220, including brokerage commissions. The aggregate purchase price of the 186,835 Shares beneficially owned by SVP Fund is approximately $2,101,137, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 12, 2021, Summers Value Fund (together with its affiliates, “Summers Value”) delivered a letter to the Issuer nominating Robert W. Leasure Jr., William F. Sawyer IV, Andrew Summers and Charles E. Triano Jr. (the “Nominees”) for election to the Board of Directors of the Issuer at the fiscal 2022 annual meeting of shareholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 8,637,420 Shares outstanding as of May 7, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2021.

As of the date hereof, Summers Value Fund directly beneficially owned 320,224 Shares, constituting approximately 3.7% of the Shares outstanding. Summers Value GP, as the general partner of Summers Value Fund, may be deemed to beneficially own the 320,224 Shares owned by Summers Value Fund, constituting approximately 3.7% of the Shares outstanding.

12

CUSIP No. 285409108

As of the date hereof, SVP Fund directly beneficially owned 186,835 Shares, constituting approximately 2.2% of the Shares outstanding. SVP GP, as the general partner of SVP Fund, may be deemed to beneficially own the 186,835 Shares owned by SVP Fund, constituting approximately 2.2% of the Shares outstanding.

Summers Value Partners, as the investment manager of Summers Value Fund and SVP Fund, may be deemed to beneficially own the 507,059 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 5.9% of the Shares outstanding. Mr. Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners, may be deemed to beneficially own the 507,059 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 5.9% of the Shares outstanding.

As of the date hereof, none of Messrs. Leasure, Sawyer or Triano beneficially owned any Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted. None of Messrs. Leasure, Sawyer or Triano have entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 12, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed (i) to solicit proxies for the election of the Nominees at the Annual Meeting, (ii) not to purchase securities of the Issuer or take other action that would result in the Reporting Persons beneficially owning more than 9.99% of the Shares without the prior consent of Summers Value, and (iii) that Summers Value would bear all expenses incurred in connection with the group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated August 12, 2021.
99.2	Powers of Attorney.
13

CUSIP No. 285409108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

Summers Value Fund LP

By:	Summers Value Partners GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 LP

By:	SVP Deal Fund 1 GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

/s/ Andrew Summers
Andrew Summers Individually and as attorney-in-fact for Robert W. Leasure Jr., William F. Sawyer IV and Charles E. Triano Jr.

14

CUSIP No. 285409108

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

SVP Deal Fund 1 LP

Purchase of Common Stock	1,000	11.7400	07/20/2021
Purchase of Common Stock	8	11.6000	07/20/2021
Purchase of Common Stock	992	11.8300	07/20/2021
Purchase of Common Stock	1,000	11.8100	07/20/2021
Purchase of Common Stock	1,000	11.7890	07/20/2021
Purchase of Common Stock	1,524	11.7600	07/22/2021
Purchase of Common Stock	1,000	12.0100	07/28/2021
Purchase of Common Stock	1,000	12.0140	07/28/2021
Purchase of Common Stock	1,000	11.9100	07/28/2021
Purchase of Common Stock	1,000	11.9100	07/28/2021
Purchase of Common Stock	1,000	11.8700	07/29/2021
Purchase of Common Stock	1,000	11.5000	08/02/2021
Purchase of Common Stock	1,000	11.5100	08/02/2021
Purchase of Common Stock	413	11.4500	08/02/2021
Purchase of Common Stock	1,000	11.6300	08/03/2021
Purchase of Common Stock	1,000	11.5300	08/03/2021
Purchase of Common Stock	2,500	11.5800	08/04/2021
Purchase of Common Stock	1,140	11.4100	08/04/2021
Purchase of Common Stock	1,500	11.3700	08/05/2021